EXHIBIT 12
Wright Medical Group, Inc.
Ratio of Earnings to Fixed Charges
The following table presents our historical ratios of earnings to fixed charges for the years ended December 31 of the years indicated. We compute this ratio by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges represent interest expense, amortization of debt issuance costs, and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.

	Year Ended December 31,
	2009 (1),(2)	2008 (1),(2)	2007(1),(2)	2006(2)	2005
Ratio of earnings to fixed charges	2.5	3.1	1.8	9.6	13.9

(1)	In June 2007, we announced our plans to close our facilities in Toulon, France. In October 2009, we announced our plans to close our facilities in Creteil, France. During the years ended December 31, 2009, 2008 and 2007, we recognized $3.5 million, $6.7 million and $18.9 million, respectively, of restructuring charges related to these closures. For further discussion of our restructuring charges, see Note 14 to our consolidated financial statements.

(2)	Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, which requires stock-based compensation costs to be measured using the grant date fair value and recognized as expense over the vesting period. We elected the modified prospective method of transition, under which prior periods are not revised for comparative purposes. As a result, 2009, 2008, 2007 and 2006 amounts are not comparable to prior years.